United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 23, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

23 November 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
16 November 2018	934	49.28	49.29	49.284647	BATS Global Markets (“BATS”)
16 November 2018	100	49.28	49.28	49.280000	Boston Stock Exchange (“BSE”)
16 November 2018	737	49.28	49.29	49.289498	BATS Global Markets Secondary Exchange (“BYX”)
16 November 2018	100	49.28	49.28	49.280000	CFX Alternative Trading (“CFX”)
16 November 2018	400	49.29	49.29	49.290000	IEX (“IEXG”)
16 November 2018	1,537	49.28	49.29	49.286994	NASDAQ
16 November 2018	300	49.28	49.29	49.286667	NYSE - National Exchange (“NSX”)
16 November 2018	169,668	48.6	49.415	49.062105	New York Stock Exchange (“NYSE”)
16 November 2018	200	49.285	49.29	49.287500	OTC Markets (“OTC”)
16 November 2018	2,506	49.28	49.29	49.289362	NYSE Arca (“PSE”)
16 November 2018	200	49.28	49.29	49.285000	CBOE EDGA Equity Exchange (“XDEA”)
16 November 2018	318	49.28	49.29	49.286855	CBOE EDGX Equity Exchange (“XDEX”)
19 November 2018	300	48.87	48.9	48.880000	BATS
19 November 2018	700	48.79	48.79	48.790000	IEXG
19 November 2018	1,300	48.87	48.93	48.923077	NASDAQ
19 November 2018	241,558	48.73	49.37	48.980515	NYSE
19 November 2018	100	48.93	48.93	48.930000	OTC
19 November 2018	61,942	48.79	48.99	48.903733	PSE
19 November 2018	10,100	48.93	49.2	49.197327	XDEX
20 November 2018	200,000	47.915	48.64	48.119363	NYSE
21 November 2018	500	48.28	48.3	48.292000	BATS
21 November 2018	202	48.28	48.34	48.310297	BSE
21 November 2018	148	48.275	48.34	48.318919	BYX
21 November 2018	500	48.28	48.465	48.354000	CFX
21 November 2018	2,400	48.34	48.42	48.416667	IEXG
21 November 2018	8,775	48.28	48.475	48.406034	NASDAQ
21 November 2018	100	48.34	48.34	48.340000	NSX
21 November 2018	231,681	47.92	48.56	48.349111	NYSE
21 November 2018	900	48.42	48.42	48.420000	OTC
21 November 2018	200	48.3	48.3	48.300000	Nasdaq PSX (“PHLX”)
21 November 2018	22,794	48.25	48.34	48.284069	PSE
21 November 2018	600	48.3	48.34	48.306667	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	16, 19, 20 and 21 November
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4621/181123_Weekly_Buyback_Programme_trade_details_calcs.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 23, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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